FLOWSTONE OPPORTUNITY FUND SC TO-I

EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I
(Form Type)

FlowStone Opportunity Fund
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$0	$0.0001381	$0
Fees Previously Paid
Total Transaction Valuation	$0
Total Fees Due for Filing			$0
Total Fees Previously Paid			0
Total Fee Offsets			—
Net Fee Due			$0

NoneRule – N/A